6 March 2000

Ref: 18/00

STRATEGIC FOCUS FOR E-COMMERCE

The Broken Hill Proprietary Company Limited (BHP) said today the Company's Information Systems function would be moved from BHP Services to the Corporate Strategy Group to increase strategic focus and accelerate implementation of e-commerce opportunities.

As part of this initiative, BHP Chief Strategic Officer, Brad Mills, will assume responsibility for coordination and implementation of the Company's e-commerce strategy.

Managing Director and Chief Executive Officer, Paul Anderson, said the move recognised that e-commerce was a central part of the Company's future. "There are substantial opportunities to be realised from the integration of e-commerce strategies into our business," he said.

"The resources industry is still relatively immature in the adoption of e-commerce. I expect this will change rapidly. Linking IS to the Corporate Strategy Group will provide a single focus for our e-commerce strategies to accelerate progress ."

"The IS group will work closely with a young team of people from diverse backgrounds that has been identifying value creating e-commerce opportunities for the Company. Results of this work will be announced as projects are implemented.

"The e-commerce team has been focusing on three areas of activity; opportunities that better enable all employees to contribute to BHP's success, purchasing and procurement opportunities and, selling, marketing and relationship opportunities," Mr Anderson said.

Contact:

MEDIA RELATIONS: Mandy Frostick

Manager Media Relations - Melbourne

Ph: +61 3 9609 4157

Mob: + 61 419 546 245

INVESTOR RELATIONS: Andrew Nairn

Senior Business Analyst, Investor Relations - Melbourne

Ph: +61 3 9609 3952

Pierre Hirsch, BHP Investor Relations - San Francisco

Tel: (415) 774 2030